Exhibit (a)(2)(i)

June 11, 2009

Dear Stockholder:

On behalf of the Board of Directors of Wind River Systems, Inc. (“Wind River”), I am pleased to inform you that Wind River has entered into an Agreement and Plan of Merger, dated as of June 4, 2009 (the “Merger Agreement”), with Intel Corporation (“Intel”) and APC II Acquisition Corp., a wholly owned subsidiary of Intel (“Purchaser”) pursuant to which Purchaser has today commenced a tender offer (the “Offer”) to purchase all outstanding shares of common stock of Wind River (the “Shares”) at a price of $11.50 per Share in cash. The closing of the Offer is conditioned upon, among other things, a majority of the Shares outstanding being validly tendered and not withdrawn prior to the expiration of the Offer, and the receipt of regulatory clearances. The Offer will be followed by a merger (the “Merger”) in which remaining Shares will be converted into the right to receive $11.50 per Share in cash.

The Board of Directors of Wind River has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of Wind River and the its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), and (iii) recommended that the Wind River’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. Those factors are discussed in the attached Schedule 14D-9.

In addition to the enclosed Schedule 14D-9, also enclosed is Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

Kenneth R. Klein

Chairman of the Board